EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Bezeq International Workers Organization

The Company received a notice from its subsidiary, Bezeq International Ltd. (hereinafter, "Bezeq International") that it had been notified by the New General Federation of Labor (hereinafter, the "Histadrut") that more than a third of Bezeq International employees have chosen to join the Histadrut, and that it therefore constituted a representative employee organization among Bezeq International employees.

Bezeq International will examine the Histadrut's notice, including the membership forms, as required by law.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.